UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-70196 |

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING __04/01/21__ AND ENDING __03/31/22__
MM/DD/YY                                    MM/DD/YY

---

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Stella Partners LLC__

TYPE OF REGISTRANT (check all applicable boxes):
- ■ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__65 E. Goethe, #7W__
(No. and Street)

| __Chicago__ | __IL__ | __60610__ |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| __John Simpson__ | __312.493.9242__ | __stellapartnersllc@gmail.com__ |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Davila Advisory LLC__
(Name – if individual, state last, first, and middle name)

| __10135 Manchester Rd., Suite 206__ | __St. Louis__ | __MO__ | __63122__ |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| __11/21/2019__ | __6667__ |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, John Simpson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stella Partners LLC _____, as of March 31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL SEAL
VALERIE HERRERA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/12/22

Notary Public   _Valerie Herrera_

Signature: _John X. Simpson_

Title: CEO

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**Stella Partners LLC**

**Financial Statements
with Supplemental Information
March 31, 2022**

# Stella Partners LLC



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Stella Partners LLC

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stella Partners LLC (the "Company") as of March 31, 2022, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Stella Partners LLC as of March 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Auditor's Report on Supplemental Information

The information in Schedule I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Stella Partners LLC's auditor since 2022.

*Davila Advisory, LLC*

Saint Louis, Missouri
May 13, 2022

**Stella Partners LLC**

Assets

| | | |
|---|---|---:|
| Cash | $ | 721,880 |
| Prepaid expenses and other assets | | 3,657 |
| Total assets | $ | 725,537 |

Liabilities and Member's Equity

| | | |
|---|---|---:|
| Accrued expenses | $ | 32,277 |
| Member's Equity | | 693,260 |
| Total liabilities and member's equity | $ | 725,537 |

# Stella Partners LLC

| | | |
|---|---|---:|
| Revenue | | |
| Interest | $ | 114 |
| | | |
| Expenses | | |
| Travel | | 65,468 |
| Professional fees | | 38,220 |
| State registration and filing fees | | 2,660 |
| Other | | 850 |
| | | |
| Total expenses | | 107,198 |
| | | |
| Net Loss | $ | (107,084) |

**Stella Partners LLC**

| | | |
|---|---|---:|
| Balance - beginning of year | $ | 1,200,344 |
| Net loss | | (107,084) |
| Member's distributions | | (400,000) |
| Balance - end of year | $ | 693,260 |

# Stella Partners LLC

| | | |
|---|---|---:|
| **Cash Flows from Operating Activities** | | |
| Net loss | $ | (107,084) |
| Adjustments to reconcile net loss to net cash used by operating activities | | |
| Change in prepaid expenses and other assets | | (1,520) |
| Change in accrued expenses | | 4,094 |
| Change in due to officer | | (9,568) |
| Net cash used by operating activities | | (114,078) |
| **Cash Flows from Financing Activities** | | |
| Member's distributions | | (400,000) |
| Net cash used by financing activities | | (400,000) |
| **Net Decrease in Cash** | | (514,078) |
| **Cash - Beginning of year** | | 1,235,958 |
| **Cash - End of year** | $ | 721,880 |

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Stella Partners LLC (the "Company") was formed on May 17, 2018 and is organized as a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware. There is one member of the Company. The Company was approved as a FINRA/SEC broker-dealer firm on January 11, 2019. As a registered securities broker-dealer, the Company provides investment banking and consulting services to closely held companies throughout the United States.

Aspects of the Limited Liability Company - As a limited liability company, the member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest, and the member's interest is in proportion to the number of equity units issued. Allocation of profit, losses, and distributions is in accordance with the terms as defined in the operating agreement. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

Basis of Accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Income Taxes - The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The member is taxed individually on the Company's earnings. Accordingly, the financial statements do not reflect a provision for income taxes.

Cash - The Company maintains its cash in a bank account, which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Note 1 - Nature of Business and Summary of Significant Accounting
Policies (Continued)

Revenue Recognition - Revenue from Contracts with Customers Standard (ASU 2014-09) core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

Accounts Receivable – Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic treads.

Management Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital rule may also effectively restrict the distribution of member's capital. As of March 31, 2022, the Company had net capital of $689,603, of which $684,603 was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.0.

Note 3 - Related Party Transactions

The Company operates from the home office of the managing member of the Company under a no cost rent agreement. The managing member does not charge the Company for the home office space or utilities expenses paid by the managing member.

Note 4 - Contingencies

The Company is subject to litigation in the normal course of business. There was no litigation in progress as of March 31, 2022.

Note 5 - Subsequent Events

The Company has evaluated subsequent events through May 13, 2022 the date the financial statements were issued.

**Supplemental Information**

# Stella Partners LLC

| | | |
|---|---|---:|
| Total Member's Equity | $ | 693,260 |
| Deductions and/or Charges | | |
| Non-allowable assets | | 3,657 |
| Net capital before haircuts | | 689,603 |
| Haircuts | | - |
| Net capital | | 689,603 |
| Net Capital Requirement | | 5,000 |
| Excess net capital | $ | 684,603 |
| Aggregate Indebtedness | $ | 32,277 |
| Ratio of Aggregate Indebtedness to Net Capital | | 0.05 to 1.0 |

There were no material differences between the audited computation of net capital in this report and the Company's unaudited corresponding schedule FOCUS Part IIA of Form X-17A-5 as of March 31, 2022.

See Report of Independent Registered Public Accounting Firm

May 13, 2022

To Whom It May Concern:

We, as members of management of Stella Partners LLC (the "Company "), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers''. We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions ") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff s FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving **merger and acquisition advisory services** activity throughout the year ended March 31, 2022 without exception.

3. The Company met the identified conditions for such reliance throughout the period April 1, 2021 through March 31, 2022 without exception.

Signed: _John H. Simpson_____

Name: John H. Simpson

Title: CEO



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Stella Partners LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Stella Partners LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities, including direct participation programs, and merger and acquisition advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Stella Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stella Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

*Davila Advisory, LLC*

Saint Louis, Missouri
May 13, 2022